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                                                                 EXHIBIT (a)(13)

                                                CONTACT: Mark J. Plush
                                                         Chief Financial Officer
                                                         (440) 248-0400




                         KEITHLEY INSTRUMENTS ANNOUNCES
                      FINAL RESULTS OF ITS "DUTCH AUCTION"
                                SELF-TENDER OFFER


Cleveland, Ohio - December 16, 1998 - Keithley Instruments, Inc. (NYSE:KEI) today announced the final results of its "Dutch Auction" self-tender offer which expired at 12:00 Midnight, New York City time, on Thursday, December 10, 1998. Keithley commenced the offer for up to 2,000,000 of its Common Shares, or approximately 40 percent of its then outstanding Common Shares (25 percent of Class B and Common Shares combined), at a price range of $5.75 to $7.00 per share, on November 11, 1998.

Based on the final count by the First Chicago Trust Company of New York, the depository for the offer, a total of 405,747 Common Shares were properly tendered at or below $7.00 per share. The 405,747 Common Shares were approximately 8 percent of the previously outstanding Common Shares (5 percent of Class B and Common Shares combined.) Under the terms of the offer, Keithley accepted for purchase and purchased all shares tendered at $7.00 per share.

Keithley expects that the depository will begin issuing payment for shares purchased in the offer on December 16, 1998, and will complete the payment process as promptly as possible. Shares not accepted for purchase pursuant to the offer will be promptly returned by the depository. After the share purchase, Keithley has approximately 4.8 million Common Shares and 2.7 million Class B Shares outstanding.

Keithley Instruments, Inc. provides electrical measurement solutions to the wireless communications, semiconductor and electronic components industries. Engineers and scientists around the world use Keithley's advanced hardware and software for process monitoring, production test and basic research.